FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 14, 2012

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F    X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Cellcom Israel Announces Second Quarter 2012 Results

2.	Cellcom Israel Ltd. and Subsidiaries - Financial Statements as at June 30, 2012

CELLCOM ISRAEL ANNOUNCES

SECOND QUARTER 2012 RESULTS

------------------------

During the first half of 2012 the Company successfully completed further strategic steps in adjustment to the market conditions:

•
Successful merger of Cellcom Israel with Netvision – forming unified headquarters with substantial cost savings. The Company's subsidiary, Netvision, is retaining its profitability level, and presenting an EBITDA1 of NIS 140 million for the first half of 2012, despite the increased competition in the ISP market

•	Efficiency measures - operational efficiency measures which will lead to savings at an annual run rate of NIS 300 million

•	Winning the Israeli Defense Force (IDF) tender for cellular services

•	Transition from a cellular company to a communications group - offering integrated communications packages such as "Cellcom Total"

For the second half of 2012:

•	The Company intends to cope with the changing market conditions by taking further significant operational efficiency measures

•
Strengthening Cellcom Israel's position as a communications group while laying the foundation for future opportunities and entry into new areas of activity such as the landline wholesale market, cellular credit card and the examination of entry into IPTV

•	The Company will add approx. 60,000 new IDF subscribers and will approach additional related potential subscribers

1  Please see "Use of Non-IFRS financial measures" section in this press release.

Second Quarter 2012 Highlights2 (compared with the second quarter 2011):

▪	Free cash flow3 totaled NIS 284 million ($73 million), a 63.2% increase

▪	Total Revenues totaled NIS 1,498 million ($382 million), a 5.7% decrease

▪	Total Revenues from services totaled NIS 1,182 million ($301 million), a 4.5% increase

▪	EBITDA totaled NIS 474 million ($121 million), a 16.3% decrease

▪	EBITDA margin 31.6%, down from 35.6%

▪	Operating profit totaled NIS 282 million ($72 million), a 29.0% decrease

▪	Net income totaled NIS 121 million ($31 million), a 50.4% decrease

▪	Cellular Subscriber base totaled approx. 3.333 million at the end of June 2012

Netanya, Israel – August 14, 2012 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel", the "Company"), announced today its financial results for the second quarter of 2012. Revenues for the second quarter 2012 totaled NIS 1,498 million ($382 million); EBITDA for the second quarter 2012 totaled NIS 474 million ($121 million), or 31.6% of total revenues; and net income for the second quarter 2012 totaled NIS 121 million ($31 million). Basic earnings per share for the second quarter 2012 totaled NIS 1.22 ($0.31).

Ami Arel, Chairman of the Company's Board of Directors, said: "In the first half of 2012 a new management was formed, and the results demonstrate that this management, led by Nir Sztern, is working to achieve the required efficiency measures. I am pleased with the new management's function which is planning and executing the changes needed in order to adjust the Company to market conditions".

Commenting on the results, Nir Sztern, Chief Executive Officer, said: "In our second quarter 2012 results, we see the successful continued implementation of the Company's strategy: the Netvision merger, operational excellence and the transition into a communications group.

The Company completed the merger of Netvision and Cellcom Israel quickly and determinedly while maintaining similar levels of Netvision's profitability compared with the parallel period before the merger, despite the increased competition in the ISP market. The aggressive efficiency measures implemented by the Company through adjustments to the existing head count, a reduction in overhead expenses and improvement of work processes, have led, thus far, to savings at a run rate of NIS 300 million per year. In addition, unique marketing plans were launched, such as "Cellcom Total". A plan that combines an unlimited package for three cellular subscribers, internet and landline services, and which has been greatly successful among our customers and reflects the first step towards materializing our future growth potential as a communications group".

Regarding the competition in the market, Nir Sztern noted: "This quarter does not reflect the full impact of the increased market competition following the entry of the new competitors and the new pricing plans, characterized by unlimited packages at significantly lower prices, from mid May of this year, whose full impact we will see in the coming quarters. While we are witnessing an increase in churn rate, most of our customers are choosing to remain loyal to the Company thanks to our quality customer service.

2
The Company consolidated financial results for the second quarter 2012 include the results of Netvision Ltd., or Netvision, while the consolidated financial results for the second quarter 2011 do not include Netvision's results (due to the completion of Netvision's acquisition by the Company on August 31, 2011).

3	Please see “Use of Non-IFRS financial measures” section in this press release.

In the coming quarters, the Company will continue to implement efficiency measures in order to achieve additional significant savings, and act to retain its customer base while recruiting new customers, including approximately 60,000 subscribers of the Israeli Defense Forces (IDF) and approaching additional potential subscribers related to them, following our winning the IDF's tender. We are encouraged by the success of "Cellcom Total" and estimate that the landline wholesale market together with entry into additional areas of activity such as cellular credit card and examination of the entry into IPTV, will be an opportunity to continue and establish our position as a leading communications group. In addition, we expect an increase in revenues from hosting services we provide Golan Telecom and Home Cellular, which begun operating during the second quarter".

Yaacov Heen, Chief Financial Officer, commented: “The efficiency measures we implemented had a positive impact on the second quarter results and demonstrate our continued efforts in adjusting our expense structure to the revenue level.

As we anticipated in the previous quarter, our financing expenses increased due to the increase in the Israeli Consumer Price Index (CPI), which resulted in a significant decrease in our net income for the second quarter of 2012 compared with the first quarter.

Due to the accumulated impact of customers transferring to the new price plans we expect additional erosion to the Company’s revenues in the following quarters. Furthermore, we expect that the efficiency measures, which were realized in the first half of 2012 and their continuum in the coming quarters, will moderate this effect.

Our free cash flow for the second quarter of 2012 totaled NIS 284 million, an approximately 63% increase compared with the second quarter 2011, and approximately 97% increase compared with the previous quarter. The improvement in free cash flow is primarily due to a decrease in handset sales, which led to a decrease in purchase of handsets, as well as due to our continued efficiency measures.

The second quarter results and the improvement in free cash flow demonstrate the Company's strength and ability to satisfy its obligations. With that, given the changing competitive environment  and the desire to take precaution measures, the Company’s board of directors decided not to distribute a dividend for the second quarter of 2012. The board of directors will re-evaluate its decision in the coming quarters."

Main Consolidated Financial Results (financial data for Q2/2012 only, includes Netvision's results):

	Q2/2012	Q2/2011	% Change	Q2/2012	Q2/2011
	million NIS			million US$ (convenience translation)
Total revenues	1,498	1,589	(5.7%)	381.9	405.0
Operating profit	282	397	(29.0%)	71.9	101.2
Net income	121	244	(50.4%)	30.8	62.2
Free cash flow	284	174	63.2%	72.4	44.4
EBITDA	474	566	(16.3%)	120.8	144.3
EBITDA, as percent of total revenues	31.6%	35.6%	(11.2%)

Main Financial Data by Companies:
	Cellcom Israel without Netvision			Netvision	Consolidation adjustments (*)	Consolidated results
	Q2/2012	Q2/2011	Change (%)	Q2/2012		Q2/2012
Total revenues	1,239	1,589	(22.0%)	277	(18)	1,498
Total service revenues 3	942	1,131	(16.7%)	258	(18)	1,182
Equipment revenues	297	458	(35.2%)	19	-	316
Operating profit	256	397	(35.5%)	55	(29)	282
EBITDA	399	566	(29.5%)	75	-	474
EBITDA, as percent of total revenues	32.2%	35.6%	(9.6%)	27.1%	-	31.6%

(*)	Include inter-company revenues between Cellcom Israel and Netvision, and amortization expenses attributable to the merger.

Main Performance Indicators (data refers to cellular subscribers only):

	Q2/2012	Q2/2011	Change (%)
Cellular subscribers at the end of period (in thousands)	3,333	3,366	(1.0%)
Churn Rate for cellular subscribers (in %)	8.1%	6.4%	26.6%
Monthly cellular ARPU (in NIS)	90.3	108.2	(16.5%)
Average Monthly cellular MOU (in minutes)	375	342	9.6%

3
Including revenues from content, SMS and value added services. The Company has ceased to detail separately the revenues from content, SMS and value added services, since most of the marketing plans which are sold nowadays include service packages which include unlimited air time minutes and SMS as well as cellular surfing.

Financial Review (financial data for Q2/2012 only in this section, includes Netvision's data)

Revenues for the second quarter of 2012 totaled NIS 1,498 million ($382 million), a 5.7% decrease compared to NIS 1,589 million ($405 million) in the second quarter last year. The decrease in revenues is attributed to a 31% decrease in equipment revenues, which totaled NIS 316 million ($81 million) in the second quarter 2012 as compared to NIS 458 million ($117 million) in the second quarter last year. This decrease was partially offset by a 4.5% increase in service revenues, which totaled NIS 1,182 million ($301 million) in the second quarter 2012 as compared to NIS 1,131 million ($288 million) in the second quarter last year. Netvision's contribution to total revenues for the second quarter of 2012 totaled NIS 259 million ($66 million) excluding inter-company revenues. Excluding Netvision's contribution, total revenues decreased by 22% compared with the second quarter last year.

The increase in service revenues is attributed to Netvision's contribution to service revenues for the second quarter of 2012 in the amount of NIS 240 million ($61 million) (excluding inter-company revenues). After elimination of Netvision's contribution to service revenues for the second quarter of 2012, service revenues decreased by 16.7% mainly due to the ongoing price erosion, resulting from the intensified competition in the market. The Company has ceased to detail separately the revenues from content, SMS and value added services, since most of the marketing plans, which are currently sold, include service packages which include unlimited air time minutes and SMS as well as cellular surfing.

Equipment revenues decreased by 31%, from NIS 458 million ($117 million) in the second quarter last year, to NIS 316 million ($81 million) in the second quarter 2012. Netvision's contribution to those revenues for the second quarter of 2012 totaled NIS 19 million ($5 million). After elimination of Netvision's contribution to equipment revenues for the second quarter of 2012, equipment revenues decreased by 35.2% compared to those revenues for the second quarter last year.

Cost of revenues for the second quarter of 2012 increased by 4.2% totaling NIS 838 million ($214 million). Netvision's contribution to cost of revenues for the second quarter of 2012 totaled NIS 176 million ($45 million) (after elimination of inter-company expenses of NIS 18 million ($5 million)). After elimination of Netvision's contribution, cost of revenues decreased by 17.7% and totaled NIS 662 million ($169 million) in the second quarter of 2012, compared to NIS 804 million ($205 million) in the second quarter last year. This decline in cost of revenues after elimination of Netvision's contribution primarily resulted from a significant decrease in cellular handsets cost due to a decrease in the number of handsets sold during the second quarter of 2012 compared with the second quarter last year. The decrease in cost of revenues also resulted from a decrease in cost of content services and in cost of cellular handsets repair services due to efficiency measures implemented in these areas, as well as a decrease in amortization expenses, attributable mainly to a decrease in amortization expenses associated with capitalized handsets subsidies, and a reversal of an accrual for compensation in the amount of approximately NIS 9 million ($2 million), which will not be paid, in light of the expected continued adverse effect on our results of operations, resulting from the intensified competition in the market.

Gross profit for the second quarter of 2012 decreased 15.9% to NIS 660 million ($168 million), compared to NIS 785 million ($200 million) in the second quarter of 2011. Gross profit margin for the second quarter 2012 decreased to 44.1% from 49.4% in the second quarter last year.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the second quarter of 2012 decreased 1.8% to NIS 381 million ($97 million), compared to NIS 388 million ($99 million) in the second quarter of 2011. SG&A Expenses for the second quarter of 2012 excluding Netvision's contribution decreased by 17.5%. The decrease in SG&A Expenses after elimination of Netvision's contribution mainly resulted from a decrease in payroll expenses, mainly due to efficiency measures and in amortization expenses related to capitalized sales commissions, as well as a decrease in advertising expenses and a reversal of an accrual for compensation in the amount of approximately NIS 15 million ($4 million), which will not be paid, as detailed above. Netvision's contribution to SG&A Expenses for the second quarter of 2012 amounted to NIS 61 million ($16 million), including amortization expenses of intangible assets, attributable to the merger, in the amount of NIS 29 million ($7 million).

Operating profit for the second quarter of 2012 totaled NIS 282 million ($72 million), compared to NIS 397 million ($101 million) in the second quarter last year, a 29% decrease.

EBITDA for the second quarter of 2012 decreased 16.3% to NIS 474 million ($121 million) representing 31.6% of total revenues, compared to NIS 566 million ($144 million) represented 35.6% of total revenues in the second quarter 2011. Netvision's contribution to EBITDA for the second quarter 2012 totaled NIS 75 million ($19 million). EBITDA as a percent of total revenues for the second quarter of 2012 after elimination of Netvision's contribution to EBITDA and total revenues totaled 32.2%.

Financing expenses, net for the second quarter of 2012 totaled NIS 117 million ($30 million), compared to NIS 75 million ($19 million) in the second quarter last year. This increase primarily resulted from an increase in Consumer Price Index (CPI) linkage expenses and interest expenses, associated with the Company's debentures, due to the higher debt level following the issuance of additional debentures in August 2011 and March 2012.

Net Income for the second quarter of 2012 totaled NIS 121 million ($31 million), compared to NIS 244 million ($62 million) in the second quarter last year, a 50.4% decrease.

Basic earnings per share for the second quarter of 2012 totaled NIS 1.22 ($0.31), compared to NIS 2.45 ($1.22) in the second quarter 2011.

Operating Review (data refers to cellular subscribers only)

New Cellular Subscribers – at the end of June 2012, the Company had approximately 3.333 million cellular subscribers. During the second quarter of 2012, the Company's cellular subscriber base decreased by approximately 29,000 net subscribers.

In the second quarter of 2012, the Company added approximately 42,000 net new 3G cellular subscribers to its 3G subscriber base, reaching approximately 1.430 million 3G subscribers at the end of June 2012, representing 42.9% of the Company’s total cellular subscriber base, an increase from the 36.2% 3G subscribers represented of total subscribers at the end of June 2011.

The Churn Rate of cellular subscribers in the second quarter 2012 was 8.1%, compared to 6.4% in the second quarter last year. The increase in the churn rate mainly resulted from the increased competition in the market following the entrance of the new operators during the second quarter 2012.

Average monthly cellular Minutes of Use per subscriber ("MOU") in the second quarter 2012 totaled 375 minutes, compared to 342 minutes in the second quarter 2011, an increase of 9.6%.

The monthly cellular Average Revenue per User (ARPU) for the second quarter of 2012 decreased 16.5% and totaled NIS 90.3 ($23.0), compared to NIS 108.2 ($27.6) in the second quarter last year. The decrease is attributed to the ongoing price erosion.

Financing and Investment Review (financial data for Q2/2012 only, includes Netvision's data)

Cash Flow

Free cash flow for the second quarter of 2012 increased by 63.2% and totaled NIS 284 million ($73 million), compared to NIS 174 million ($44 million) generated in the second quarter 2011.  Cash flows from operating activities for the second quarter this year increased, compared with the second quarter last year, mainly as a result of a decrease in payments related to cellular handsets purchases due to the decrease in sales of these handsets. Net cash used in investing activities for the second quarter of 2012 (excluding changes in current investments, net) increased, compared with the second quarter last year, mainly due to an increased investment in the upgrade of the Company's UMTS and transmission networks during the first half of 2012.

Total Equity

Total Equity as of June 30, 2012 amounted to NIS 280 million ($71 million), primarily consisting of accumulated undistributed retained earnings.

Capital expenditure

The Company's accrual capital expenditure for the second quarter of 2012, totaled NIS 110 million ($28 million) (including, among others, investment in information systems and software), compared to NIS 80 million ($20 million) in the second quarter of 2011. The increase primarily resulted from an increased investment in the upgrade of the Company's UMTS and transmission networks during the second quarter of 2012 compared with the second quarter last year. Furthermore, the consolidated capital expenditure for the second quarter of 2012 includes Netvision's capital expenditure, whereas it was not consolidated in the second quarter last year.

Dividend

On August 13, 2012, the Company's board of directors decided not to declare a cash dividend for the second quarter of 2012. In making its decision, the board of directors considered the Company's dividend policy and business status and determined, that although the Company can satisfy its existing and foreseeable obligations, given the challenging regulatory environment, intensified competition and substantial changes in pricing and their current and expected adverse effect on the Company's results of operations, it would be prudent not to distribute dividends at this time. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2011 on Form 20-F, under “Item 8 - Financial Information - Dividend Policy”.

Debentures

For information regarding the Company's summary of financial undertakings and details regarding the Company's outstanding debentures as of June 30, 2012, see "Disclosure for Debenture Holders" section in this press release.

Other developments during the second quarter of 2012 and subsequent to the end of the reporting period

Regulation

Royalties

Following previous reports as to the expected changes in royalties paid by the Company to the Ministry of Communications, following a petition filed by the Company and two other cellular operators, the Communications Regulations (Bezeq and Transmissions) (Royalties) 2001, were amended on August 1., as follows:

•
For cellular services - from January 1, 2012 to May 23, 2012 – 2.5%; from May 24, 2012 to July 31, 2012 – 1%; from August 1, 2012 to December 31, 2012 – 0.292% provided the 2012 annual rate shall be 1.3% and  as of January 1, 2013 – 0%.

•	For landline and long distance services (for which the Company pays 1% for 2012) – as of January 1, 2013 – 0%.

For additional details see the Company's most recent annual report on Form 20-F for the year ended December 31, 2011 under "Item 4. Information on the Company – Government Regulations – Royalties" and " – Tariff Supervision".

Long distance services or ILD services

In a hearing published by the Ministry of Communications on July 2012 regarding proposed changes to cooperation of cellular operators with ILD operators for prepaid calling cards, which, if adopted, would eliminate any such cooperation, the Ministry of Communications noted that a revised examination of the ILD market structure and its independence is required. The Company cannot estimate at this stage what changes, if any, would be introduced in relation to ILD services.

For additional details regarding ILD services see the Company's most recent annual report for the year ended December 31, 2011, on Form 20-F, under Item 4. Information on the Company – Government Regulations – Long Distance Services" and "Netvision – Telephony Business".

Changes in the Board of Directors

Messrs. Shay Livnat, Tal Raz and Assaf Topaz concluded their term as directors of the Company in July and August 2012. Mr. Ari Bronshtein, a member of the Company's board of directors, was designated by Discount Investment Company Ltd. as its appointee to the Company's Board of Directors, as of August 1, 2012, instead of Mr. Topaz. Mr. Bronshtein's appointment is in accordance with the requirement of the Company's telecommunications license and articles of association that at least 20% of the Company directors be appointed by Israeli citizens and residents from among the Company's founding shareholders.

For further details see the Company's most recent annual report on Form 20-F for the year ended December 31, 2011 under "Item 6. Directors, Senior Management and Employees – C. Board Practices– Board of Directors and Officers" and "External Directors – Israeli-Appointed Directors".

2006 Share Incentive Plan

In August 2012, our board of directors resolved to enlarge the pool of options or restricted stock units, or RSUs, of the Company's 2006 Share Incentive Plan, or the Plan, by 1 million options or RSUs and to grant 2,688,726 options to certain non director officers and senior employees, out of which 350,000 options to the Company's CEO, at an exercise price of US$ 5.91 per share. The board of directors further decided to annul the previous grant of 1,550,000 options to certain non-director officers and senior employees, including the Company's CEO, which the board had approved in May 2012, but was not carried out. The options granted will be vested in 2 equal installments on each of the first and second anniversary of the date of the board’s decision. The options of the first installment may be exercised within 24 months from their vesting and the second installment may be exercised with 18 month from their vesting.

For additional details see the Company's annual report for the year ended December 31, 2011 on Form 20-F, under “Item 6 – Directors, Senior Management and Employees – Share Ownership – 2006 Share Incentive Plan" and the Company's current report on the Company's results of operations in the first quarter 2012, on Form 6-K filed on May 15, 2012  under "Other developments during the first quarter of 2012 and subsequent to the end of the reporting period – 2006 Share Incentive Plan".

Conference Call Details

The Company will be hosting a conference call on Tuesday, August 14, 2012 at 11:00 am EST, 8:00 am PST, 16:00 UK time, 18:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167                                                                           UK Dial-in Number: 0 800 917 9141

Israel Dial-in Number: 03 918 0644                                                                           International Dial-in Number:  +972 3 918 0644

at: 11:00 am EST; 8:00 am PST; 16:00 UK time; 18:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.333 million subscribers (as at June 30, 2012) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2011.

Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.923 = US$ 1 as published by the Bank of Israel for June 30, 2012.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits or proceeds from sales of such debentures and deposits. See the reconciliation note at the end of this Press Release.

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	IR Contacts Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial position

			Convenience
			translation
			Into
			U.S. dollar
	June 30,	June 30,	June 30,	December 31,
	2011	2012	2012	2011
	NIS millions	NIS millions	US$ millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	1,527	736	188	920
Current investments, including derivatives	390	974	248	290
Trade receivables	1,571	1,922	490	1,859
Other receivables	70	93	24	93
Inventory	138	129	33	170

Total current assets	3,696	3,854	983	3,332

Trade and other receivables	858	1,355	345	1,337
Property, plant and equipment, net	1,961	2,120	541	2,168
Intangible assets, net	672	1,597	407	1,680
Deferred tax assets	-	56	14	40

Total non-current assets	3,491	5,128	1,307	5,225

Total assets	7,187	8,982	2,290	8,557

Liabilities
Short-term credit and current maturities of long-term loans and debentures	594	758	193	674
Trade payables and accrued expenses	767	835	213	1,026
Current tax liabilities	82	108	28	69
Provisions	101	157	40	148
Other payables, including derivatives	397	528	135	547
Dividend declared	292	130	33	189

Total current liabilities	2,233	2,516	642	2,653

Long-term loans from banks	-	15	4	19
Debentures	4,575	5,929	1,512	5,452
Provisions	18	21	5	21
Other long-term liabilities	2	44	11	41
Liability for employee rights upon retirement, net	-	15	4	10
Deferred tax liabilities	61	162	41	174

Total non-current liabilities	4,656	6,186	1,577	5,717

Total liabilities	6,889	8,702	2,219	8,370

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(20)	8	2	7
Retained earnings	317	270	69	175

Non-controlling interest	-	1	-	4

Total equity	298	280	71	187

Total liabilities and equity	7,187	8,982	2,290	8,557

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income

	Six-month period ended June 30,			Three-month period ended June 30,			Year ended December 31,
			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	2011	2012	2012	2011	2012	2012	2011
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Revenues	3,176	3,083	786	1,589	1,498	382	6,506
Cost of revenues	(1,554)	(1,737)	(443)	(804)	(838)	(214)	(3,408)

Gross profit	1,622	1,346	343	785	660	168	3,098

Selling and marketing expenses	(441)	(456)	(116)	(232)	(220)	(56)	(990)
General and administrative expenses	(313)	(333)	(85)	(156)	(161)	(41)	(685)
Other income (expenses), net	-	-	-	-	3	1	(1)

Operating profit	868	557	142	397	282	72	1,422

Financing income	61	83	21	45	45	11	116
Financing expenses	(203)	(236)	(60)	(120)	(162)	(41)	(409)
Financing expenses, net	(142)	(153)	(39)	(75)	(117)	(30)	(293)

Profit before taxes on income	726	404	103	322	165	42	1,129
Taxes on income	(176)	(110)	(28)	(78)	(44)	(11)	(304)

Profit for the period	550	294	75	244	121	31	825

Profit for the period attributable to:
Owners of the Company	550	294	75	244	121	31	824
Non-controlling interests	-	-	-	-	-	-	1
Profit for the period	550	294	75	244	121	31	825

Earnings per share
Basic earnings per share in NIS	5.53	2.96	0.75	2.45	1.22	0.31	8.28

Diluted earnings per share in NIS	5.53	2.96	0.75	2.45	1.22	0.31	8.28

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows

	Six-month period ended June 30,			Three-month period ended June 30,			Year ended December 31,
			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	2011	2012	2012	2011	2012	2012	2011
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)
Cash flows from operating activities

Profit for the period	550	294	75	244	121	31	825

Adjustments for:
Depreciation and Amortization	336	389	99	168	193	49	738
Share based payment	1	3	1	1	2	1	6
Loss on sale of property, plant and equipment	-	1	-	-	-	-	-
Income tax expense	176	110	28	78	44	11	304
Financing expenses, net	142	153	39	75	117	30	293
Other expenses	-	1	-	-	-	-	2

Changes in operating assets and liabilities:
Change in inventory	(38)	38	10	(19)	31	8	(67)
Change in trade receivables (including long-term amounts)	(326)	(34)	(8)	(209)	24	6	(585)
Change in other receivables (including long-term amounts)	(6)	(42)	(11)	(2)	(24)	(6)	61
Change in trade payables, accrued expenses and provisions	117	(89)	(23)	(5)	(20)	(5)	146
Change in other liabilities (including long-term amounts)	12	16	4	(6)	(3)	(1)	(52)
Proceeds from (payments for) derivative hedging contracts, net	(9)	8	2	(6)	5	1	(14)
Income tax paid	(206)	(117)	(30)	(86)	(55)	(14)	(325)
Income tax received	-	15	4	-	8	2	-
Net cash from operating activities	749	746	190	233	443	113	1,332

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont’d)

	Six-month period ended June 30,			Three-month period ended June 30,			Year ended December 31,
			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	2011	2012	2012	2011	2012	2012	2011
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)
Cash flows from investing activities
Acquisition of property, plant, and equipment	(135)	(284)	(73)	(53)	(149)	(38)	(333)
Acquisition of intangible assets	(52)	(52)	(13)	(18)	(25)	(6)	(99)
Acquisition of subsidiary, net of cash acquired	-	-	-	-	-	-	(1,458)
Change in current investments, net	8	(672)	(171)	6	(51)	(13)	197
Proceeds from (payments for) other derivative contracts, net	(9)	3	1	(6)	1	-	1
Proceeds from sale of property, plant and equipment	2	1	-	1	1	-	3
Interest received	20	8	2	17	6	2	33
Loan to equity accounted investee	-	(1)	-	-	-	-	-
Proceeds from sale of subsidiary	-	7	2	-	7	2	-
Net cash used in investing activities	(166)	(990)	(252)	(53)	(210)	(53)	(1,656)

Cash flows from financing activities
Proceeds from (payments for) derivative contracts, net	10	(6)	(2)	6	(5)	(2)	11
Repayment of long-term loans from banks	-	(4)	(1)	-	(4)	(1)	(4)
Repayment of debentures	(175)	(479)	(122)	-	-	-	(354)
Proceeds from issuance of debentures, net of issuance costs	1,033	992	253	-	-	-	2,165
Dividend paid	(334)	(261)	(67)	(303)	(72)	(18)	(858)
Interest paid	(123)	(182)	(46)	-	(1)	-	(245)
Net cash provided from (used in) financing activities	411	60	15	(297)	(82)	(21)	715

Cash balance presented under assets held for sales/ Cash outflow due to sale of assets held for sale	-	-	-	-	(3)	(1)	(4)

Changes in cash and cash equivalents	994	(184)	(47)	(117)	148	38	387
Cash and cash equivalents at beginning of the period	533	920	235	1,644	588	150	533
Cash and cash equivalents at end of the period	1,527	736	188	1,527	736	188	920

Cellcom Israel Ltd.
(An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended June 30,			Year ended December 31,
	2011 NIS millions	2012 NIS millions	Convenience translation into US dollar 2012 US$ millions	2011 NIS millions
Profit for the period	244	121	31	825
Taxes on income	78	44	11	304
Financing income	(45)	(45)	(11)	(116)
Financing expenses	120	162	41	409
Other expenses (income)	-	(3)	(1)	1
Depreciation and amortization	168	193	49	738
Share based payments	1	2	1	6
EBITDA	566	474	121	2,167

Free Cash Flow

The following table shows the calculation of free cash flow:

	Three-month period ended June 30,			Year ended December 31,
	2011 NIS millions	2012 NIS millions	Convenience translation into US dollar 2012 US$ millions	2011 NIS millions
Cash flows from operating activities	233	443	113	1,332
Cash flows from investing activities	(53)	(210)	(53)	(*) (198)
Short-term Investment in (sale of) tradable debentures and deposits	(6)	51	13	(197)
Free cash flow	174	284	73	937

(*)	After elimination of the net cash flows used for the acquisition of Netvision in the amount of NIS 1,458 million (net of cash acquired in the amount of NIS 120 million).

Cellcom Israel Ltd.

Disclosure for debenture holders as of June 30, 2012
Aggregation of the information regarding the debenture series issued by the company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 30.06.2012					As of 14.08.2012		Interest Rate(fixed)	Principal Repayment Dates (3)		Interest Repayment Dates	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books(2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
A(4) (6)	22/12/05 10/01/06* 31/05/06*	1,065	118.333	139.756	3.398	143.154	143.005	-	-	5.00%	05.07.08	05.07.12	January 5 and July 5	Linked to CPI	Reznik, Paz, Nevo Trusts Ltd. Accountant Yossi Reznik. 14 Yad Haruzim St., Tel Aviv. Tel: 03-6393311.
B(4) **	22/12/05 02/01/06* 05/01/06* 10/01/06* 31/05/06*	925.102	925.102	1,092.582	28.004	1,120.586	1,140.559	925.102	1,089.486	5.30%	05.01.13	05.01.17	January 5	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
C	07/10/07 03/02/08*	326	72.444	83.479	1.263	84.742	84.832	72.444	83.241	4.60%	01.03.09	01.03.13	March 1 and September 1	Linked to CPI	Reznik, Paz, Nevo Trusts Ltd. Accountant Yossi Reznik. 14 Yad Haruzim St., Tel Aviv. Tel: 03-6393311.
D **	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	2,423.075	2,792.153	144.517	2,936.670	2,840.571	2,423.075	2,784.198	5.19%	01.07.13	01.07.17	July 1	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
E **	06/04/09 30/03/11* 18/08/11*	1,798.962	1,499.135	1,499.135	45.179	1,544.314	1,530.617	1,499.135	1,499.135	6.25%	05.01.12	05.01.17	January 5	Not linked	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F(4) (5) **	20/03/12	714.802	714.802	723.737	8.900	732.637	655.902	714.802	721.675	4.35%	05.01.17	05.01.20	January 5 and July 5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
G(4) (5)	20/03/12	285.198	285.198	285.198	5.410	290.608	267.173	285.198	285.198	6.74%	05.01.17	05.01.19	January 5 and July 5	Not linked	Strauss Lazar Trust Company (1992) Ltd 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
Total		7,538.139	6,038.089	6,616.039	236.671	6,852.711	6,662.659	5,919.756	6,462.933

Comments:
(1) In the reported period, the company fulfilled all terms of the debentures. The company also fulfilled all terms of the Indentures. Debentures F and G financial covenants  - as of June 30, 2012  the net leverage (net debt to EBITDA ratio- see definition in the Company's annual report for the year ended December 31, 2011 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Shelf prospectus") was 2.60. (2) Including interest accumulated in books. (3) Annual payments, excluding series A, C, F and G debentures in which the payments are semi annual. (4) Regarding Debenture series A, B, F and G- the company undertook not to create any pledge on its assets, as long as debentures are not fully repaid, subject to certain exclusions. (5) Regarding Debenture series F and G - the company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2011 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service – Shelf prospectus"). (6) At 05/07/2012 Debenture series A fully repaid.
(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.
(**) Series B, D, E and F are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of June 30, 2012 (cont.)

Debentures rating details*
Series	Rating Company	Rating as of (1) 30.6.2012	Rating as of 14.08.2012	Rating assigned upon issuance of the Series	Recent date of rating as of 14.08.2012	Additional ratings between original issuance and the recent date of rating as of 14.08.2012(2)
						Date	Rating
A	S&P Maalot	AA-	AA-	AA-	05/2012	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012	AA-, AA, AA-(2)
B	S&P Maalot	AA-	AA-	AA-	05/2012	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012	AA-, AA, AA-(2)
C	S&P Maalot	AA-	AA-	AA-	05/2012	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012	AA-, AA, AA-(2)
D	S&P Maalot	AA-	AA-	AA-	05/2012	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012	AA-, AA, AA-(2)
E	S&P Maalot	AA-	AA-	AA	05/2012	9/2010, 8/2011, 1/2012, 3/2012, 5/2012	AA, AA-(2)
F	S&P Maalot	AA-	AA-	AA	05/2012	5/2012	AA, AA-(2)
G	S&P Maalot	AA-	AA-	AA	05/2012	5/2012	AA, AA-(2)

(1)	In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”.

(2)
In September 2007, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company was in the process of recheck with positive implications (Credit Watch Positive). In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. For details regarding the rating of the debentures see the Company's current report dated May 31, 2012.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2012

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company,  based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	420,584	291,052	-	-	-	328,806
Second year	738,224	291,052	-	-	-	303,309
Third year	738,224	291,052	-	-	-	246,576
Fourth year	738,224	291,052	-	-	-	189,844
More than five years	1,957,237	571,350	-	-	-	235,460
Total	4,592,494	1,735,556	-	-	-	1,303,995

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "solo" financial data (in thousand NIS) – None

c.	Credit from banks in Israel based on the Company's "solo" financial data (in thousand NIS) - None
d.	Credit from banks abroad based on the Company's "solo" financial data (in thousand NIS) - None
e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	420,584	291,052	-	-	-	328,806
Second year	738,224	291,052	-	-	-	303,309
Third year	738,224	291,052	-	-	-	246,576
Fourth year	738,224	291,052	-	-	-	189,844
More than five years	1,957,237	571,350	-	-	-	235,460
Total	4,592,494	1,735,556	-	-	-	1,303,995

f.	Out of the balance sheet Credit exposure based on the Company's "solo" financial data - None
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2012 (cont.)

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	16,366	-	-	-	1,394
Second year	-	5,041	-	-	-	756
Third year	-	5,041	-	-	-	453
Fourth year	-	5,036	-	-	-	150
More than five years	-	-	-	-	-	-
Total	-	31,484	-	-	-	2,752

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	12	-	-	-	4
Second year	-	12	-	-	-	3
Third year	-	12	-	-	-	2
Fourth year	-	12	-	-	-	1
More than five years	-	12	-	-	-	1
Total	-	58	-	-	-	11

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	21,168	8,764	-	-	-	14,653
Second year	38,723	8,764	-	-	-	13,588
Third year	38,723	8,764	-	-	-	11,018
Fourth year	38,723	8,764	-	-	-	8,448
More than five years	101,878	13,664	-	-	-	10,465
Total	239,213	48,720	-	-	-	58,172

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2012 (cont.)

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS)

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	-	-	-	-	1,234
Second year	-	26,371	-	-	-	1,234
Third year	-	-	-	-	-	-
Fourth year	-	-	-	-	-	-
More than five years	-	-	-	-	-	-
Total	-	26,371	-	-	-	2,468

Cellcom Israel Ltd. and Subsidiaries Financial Statements As at June 30, 2012 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Financial Statements as at June 30, 2012

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Financial Position

			Convenience
			translation
			into US dollar
			(Note 2D)
	June 30,	June 30,	June 30,	December 31,
	2011	2012	2012	2011
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	1,527	736	188	920
Current investments, including derivatives	390	974	248	290
Trade receivables	1,571	1,922	490	1,859
Other receivables	70	93	24	93
Inventory	138	129	33	170

Total current assets	3,696	3,854	983	3,332

Trade and other receivables	858	1,355	345	1,337
Property, plant and equipment, net	1,961	2,120	541	2,168
Intangible assets, net	672	1,597	407	1,680
Deferred tax assets	-	56	14	40

Total non- current assets	3,491	5,128	1,307	5,225

Total assets	7,187	8,982	2,290	8,557

Liabilities
Short term credit and current maturities of long term loans and debentures	594	758	193	674
Trade payables and accrued expenses	767	835	213	1,026
Current tax liabilities	82	108	28	69
Provisions	101	157	40	148
Other payables, including derivatives	397	528	135	547
Dividend declared	292	130	33	189

Total current liabilities	2,233	2,516	642	2,653

Long-term loans from banks	-	15	4	19
Debentures	4,575	5,929	1,512	5,452
Provisions	18	21	5	21
Other long-term liabilities	2	44	11	41
Liability for employee rights upon retirement, net	-	15	4	10
Deferred tax liabilities	61	162	41	174

Total non- current liabilities	4,656	6,186	1,577	5,717

Total liabilities	6,889	8,702	2,219	8,370

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(20)	8	2	7
Retained earnings	317	270	69	175

Non-controlling interest	-	1	-	4

Total equity	298	280	71	187

Total liabilities and equity	7,187	8,982	2,290	8,557

Date of approval of the condensed consolidated financial statements: August 13, 2012.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2011	2012	2012	2011	2012	2012	2011
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Revenues	3,176	3,083	786	1,589	1,498	382	6,506
Cost of revenues	(1,554)	(1,737)	(443)	(804)	(838)	(214)	(3,408)

Gross profit	1,622	1,346	343	785	660	168	3,098

Selling and marketing expenses	(441)	(456)	(116)	(232)	(220)	(56)	(990)
General and administrative expenses	(313)	(333)	(85)	(156)	(161)	(41)	(685)
Other income (expenses), net	-	-	-	-	3	1	(1)

Operating profit	868	557	142	397	282	72	1,422

Financing income	61	83	21	45	45	11	116
Financing expenses	(203)	(236)	(60)	(120)	(162)	(41)	(409)
Financing expenses, net	(142)	(153)	(39)	(75)	(117)	(30)	(293)

Profit before taxes on income	726	404	103	322	165	42	1,129

Taxes on income	(176)	(110)	(28)	(78)	(44)	(11)	(304)
Profit for the period	550	294	75	244	121	31	825
Attributable to:
Owners of the Company	550	294	75	244	121	31	824
Non-controlling interests	-	-	-	-	-	-	1
Profit for the period	550	294	75	244	121	31	825

Earnings per share
Basic earnings per share (in NIS)	5.53	2.96	0.75	2.45	1.22	0.31	8.28

Diluted earnings per share (in NIS)	5.53	2.96	0.75	2.45	1.22	0.31	8.28

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience			Convenience
			translation into US dollar			translation into US dollar
	For the six months ended June 30,		(Note 2D) For the six months ended June 30,	For the three months ended June 30,		(Note 2D) For the three months ended June 30,	For the year ended December 31,
	2011	2012	2012	2011	2012	2012	2011
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Profit for the period	550	294	75	244	121	31	825
Changes in fair value of cash flow hedges transferred to profit or loss	11	(6)	(2)	6	(5)	(1)	20
Changes in fair value of cash flow hedges	(9)	7	2	(4)	15	4	17
Income tax on other comprehensive income	(1)	-	-	(1)	(2)	(1)	(9)
Other comprehensive income for the period, net of income tax	1	1	-	1	8	2	28
Total comprehensive income for the period	551	295	75	245	129	33	853
Total comprehensive income attributable to:
Owners of the Company	551	295	75	245	129	33	852
Non-controlling interests	-	-	-	-	-	-	1
Total comprehensive income for the period	551	295	75	245	129	33	853

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the six months ended June 30, 2012 (Unaudited)

Balance as of January 1, 2012
(Audited)	1	7	175	183	4	187	48
Other comprehensive income for the period, net of tax	-	1	-	1	-	1	-
Profit for the period	-	-	294	294	-	294	75
Share based payments	-	-	3	3	-	3	1
Dividend paid in cash	-	-	(72)	(72)	-	(72)	(19)
Dividend declared	-	-	(130)	(130)	-	(130)	(33)
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	(3)	(3)	(1)
Balance as of June 30, 2012 (Unaudited)	1	8	270	279	1	280	71

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the six months ended June 30, 2011 (Unaudited)

Balance as of January 1, 2011 (Audited)	1	(21)	361	341	-	341	87
Other comprehensive income for the period, net of tax	-	1	-	1	-	1	-
Profit for the period	-	-	550	550	-	550	140
Share based payments	-	-	1	1	-	1	-
Dividend paid in cash	-	-	(303)	(303)	-	(303)	(77)
Dividend declared	-	-	(292)	(292)	-	(292)	(74)
Balance as of June 30, 2011 (Unaudited)	1	(20)	317	298	-	298	76

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three months ended June 30, 2012 (Unaudited)

Balance as of April 1, 2012 (Unaudited)	1	-	277	278	4	282	71
Other comprehensive income for the period, net of tax	-	8	-	8	-	8	2
Profit for the period	-	-	121	121	-	121	31
Share based payments	-	-	2	2	-	2	1
Dividend declared	-	-	(130)	(130)	-	(130)	(33)
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	(3)	(3)	(1)
Balance as of June 30, 2012 (Unaudited)	1	8	270	279	1	280	71

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three months ended June 30, 2011 (Unaudited)

Balance as of April 1, 2011 (Unaudited)	1	(21)	364	344	-	344	88
Other comprehensive income for the period, net of tax	-	1	-	1	-	1	-
Profit for the period	-	-	244	244	-	244	62
Share based payments	-	-	1	1	-	1	-
Dividend declared	-	-	(292)	(292)	-	(292)	(74)
Balance as of June 30, 2011 (Unaudited)	1	(20)	317	298	-	298	76

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

7

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the year ended December 31, 2011 (Audited)

Balance as of January 1, 2011
(Audited)	1	(21)	361	341	-	341	87
Other comprehensive income for the year, net of tax	-	28	-	28	-	28	7
Profit for the year	-	-	824	824	1	825	210
Share based payments	-	-	6	6	-	6	2
Dividend paid in cash	-	-	(827)	(827)	-	(827)	(211)
Dividend declared	-	-	(189)	(189)	(1)	(190)	(48)
Non-controlling interests in respect of business combination	-	-	-	-	4	4	1
Balance as of December 31, 2011 (Audited)	1	7	175	183	4	187	48

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

8

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation into US dollar			translation into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2011	2012	2012	2011	2012	2012	2011
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit for the period	550	294	75	244	121	31	825
Adjustments for:
Depreciation and amortization	336	389	99	168	193	49	738
Share based payment	1	3	1	1	2	1	6
Loss on sale of property, plant and equipment	-	1	-	-	-	-	-
Income tax expense	176	110	28	78	44	11	304
Financing expenses, net	142	153	39	75	117	30	293
Other expenses	-	1	-	-	-	-	2

Changes in operating assets and liabilities:
Change in inventory	(38)	38	10	(19)	31	8	(67)
Change in trade receivables (including long-term amounts)	(326)	(34)	(8)	(209)	24	6	(585)
Change in other receivables (including long-term amounts)	(6)	(42)	(11)	(2)	(24)	(6)	61
Changes in trade payables, accrued expenses and provisions	117	(89)	(23)	(5)	(20)	(5)	146
Change in other liabilities (including long-term amounts)	12	16	4	(6)	(3)	(1)	(52)
Proceeds from (payments for) derivative hedging contracts, net	(9)	8	2	(6)	5	1	(14)
Income tax paid	(206)	(117)	(30)	(86)	(55)	(14)	(325)
Income tax received	-	15	4	-	8	2	-
Net cash from operating activities	749	746	190	233	443	113	1,332

Cash flows from investing activities
Acquisition of property, plant, and equipment	(135)	(284)	(73)	(53)	(149)	(38)	(333)
Acquisition of intangible assets	(52)	(52)	(13)	(18)	(25)	(6)	(99)
Acquisition of subsidiary, net of cash acquired	-	-	-	-	-	-	(1,458)
Change in current investments, net	8	(672)	(171)	6	(51)	(13)	197
Proceeds from (payments for) other derivative contracts, net	(9)	3	1	(6)	1	-	1
Proceeds from sale of property, plant and equipment	2	1	-	1	1	-	3
Interest received	20	8	2	17	6	2	33
Loan to equity accounted investee	-	(1)	-	-	-	-	-
Proceeds from sale of shares in a consolidated company	-	7	2	-	7	2	-
Net cash used in investing activities	(166)	(990)	(252)	(53)	(210)	(53)	(1,656)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

9

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Cash Flows (cont’d)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2011	2012	2012	2011	2012	2012	2011
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Proceeds from (payments for derivative contracts, net	10	(6)	(2)	6	(5)	(2)	11
Repayment of long term loans from banks	-	(4)	(1)	-	(4)	(1)	(4)
Repayment of debentures	(175)	(479)	(122)	-	-	-	(354)
Proceeds from issuance of debentures, net of issuance costs	1,033	992	253	-	-	-	2,165
Dividend paid	(334)	(261)	(67)	(303)	(72)	(18)	(858)
Interest paid	(123)	(182)	(46)	-	(1)	-	(245)

Net cash from (used in) financing activities	411	60	15	(297)	(82)	(21)	715

Cash balance presented under assets held for sale/ Cash outflow due to sale of assets held for sale	-	-	-	-	(3)	(1)	(4)

Changes in cash and cash equivalents	994	(184)	(47)	(117)	148	38	387

Cash and cash equivalents as at the beginning of the period	533	920	235	1,644	588	150	533

Cash and cash equivalents as at the end of the period	1,527	736	188	1,527	736	188	920

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

10

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 42140, Israel. The condensed consolidated interim financial statements of the Group as at June 30, 2012 comprise the Company and its subsidiaries (together referred to as the "Group").   The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet services (ISP) and international calls services. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"). The Company's ultimate parent company is Ganden Holdings Ltd., and Mr. Nochi Dankner is the ultimate controlling shareholder.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2011 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 13, 2012.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, inventory is measured at the lower of cost or net realizable value, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

The value of non monetary assets and equity items that were measured on the basis of historical cost were adjusted for changes in the general purchasing power of the Israeli currency - NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the six and three month periods ended June 30, 2012, have been presented in dollars, translated at the representative rate of exchange as of June 30, 2012 (NIS 3.923 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

11

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

E.	Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group's financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the Group's annual financial statements as at December 31, 2011.

F.	Exchange rates and Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*

As of June 30, 2012	3.923	218.35
As of June 30, 2011	3.415	216.27
As of December 31, 2011	3.821	216.27

Increase (decrease) during the period:

Six months ended June 30, 2012	2.7%	1.0%
Six months ended June 30, 2011	(3.8%)	2.2%
Three months ended June 30, 2012	5.6%	0.6%
Three months ended June 30, 2011	(1.9%)	1.5%
Year ended December 31, 2011	7.7%	2.2%

*According to 1993 base index.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its annual financial statements.

Presented hereunder is a description of the changes in accounting policies that were applied in these condensed consolidated interim financial statements and their effect:

Implementation of a new standard during the period

From January 1, 2012, the Group early adopts IFRS 9 (2009), Financial Instruments (hereinafter - “the Standard”). The date of initial application is January 1, 2012.

12

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

The Standard requires an entity to classify its financial assets as measured at amortised cost or fair value, with the basis of classification for debt instruments being the entity's business model for managing its financial assets and the contractual cash flows of the financial assets. The Standard allows, under certain conditions, to attribute changes in the fair value of the assets to other comprehensive income. These changes in the accounting policy are applied retrospectively for all financial assets which have not been derecognised as of the date of initial application. According to the transitional provisions, the Group has chosen not to restate the comparative data. The application of the Standard had no material impact on the comparative data. The accounting policy in respect of the assets presented in the comparative data is the same as the accounting policy presented in note 3 to the annual financial statements, regarding significant accounting policies.

The policy implemented from January 1, 2012 with regard to financial instruments which have not been derecognised at the date of IFRS 9 (2009) initial application

Initial recognition of financial assets

The Group initially recognizes loans and receivables and deposits on the day that they are created.
Other financial assets acquired in a regular way purchase, including assets which were designated at fair value through profit or loss, are initially recognized on the trade date at which the Group becomes a party to the contractual provisions of the instrument, meaning on the date the Group undertook to purchase or sell the asset. Financial instruments are initially measured at fair value. If the subsequent measurement of the financial asset is not at fair value through profit or loss, than the initial measurement includes transaction costs which can be allocated directly to the purchase or the creation of the asset. After the initial recognition, the Group measures financial assets at fair value or amortized cost, as described below.

The Group's policy regarding financial assets derecognition, is the same as the accounting policy applied in the annual financial statements.

Financial assets measured at amortized cost

Financial asset is measured after initial recognition at amortized cost, using the effective interest rate method and less any impairment loss, if:

•	It is held within a business model whose objective is to hold assets in order to collect contractual cash flows.
•	The contractual terms of the financial asset, give rise, on specified dates, to cash flows that are solely payments of principal and interest; and
•	The Group has not chosen to designate it at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch.

The Group's policy with regard to impairment loss is the same as the accounting policy applied in the annual financial statements for loans and receivables.

Financial assets measured at fair value through profit or loss

All financial assets which are not measured at amortized cost are measured after initial recognition at fair value, and all changes in their fair value are recognized in profit or loss.

13

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

The effect of the initial application of IFRS 9

According to the transitional provisions of IFRS 9 (2009), the classification of financial assets held by the Group at the date of initial application of the Standard was based on the facts and circumstances of the business model according to which the assets were held as of this date. The initial application of IFRS 9 (2009) had no material impact on the classification and values of the financial assets presented in the condensed consolidated interim financial statement as at June 30, 2012.

Note 4 - Operating segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

—	Cellcom - the segment includes Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

—	Netvision - the segment includes Netvision Ltd. and its subsidiaries.

The accounting policies of the reportable segments are the same as described in the Group's annual financial statements in note 3 regarding significant accounting policies except for the early adoption of IFRS 9 (2009), as described in note 3.

Information regarding the results of each reportable segment is included below based on the internal management reports that are reviewed by the CODM.

	Six-month period ended June 30, 2012
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	2,555	528	-	3,083
Inter-segment revenues	11	24	(35)	-
EBITDA*	809	140	-	949
Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(284)	(51)	(54)	(389)
Taxes on income	(104)	(20)	14	(110)
Financing income				83
Financing expenses				(236)
Share based payments				(3)
Profit for the period	266	68	(40)	294

14

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments (cont'd)

	Three-month period ended June 30, 2012
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	1,234	264	-	1,498
Inter-segment revenues	5	13	(18)	-
EBITDA*	399	75	-	474
Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(140)	(24)	(29)	(193)
Taxes on income	(42)	(9)	7	(44)
Financing income				45
Financing expenses				(162)
Other income				3
Share based payments				(2)
Profit for the period	100	43	(22)	121

	Year ended December 31, 2011
	NIS millions
	(Audited)
	Cellcom	Netvision**	Reconciliation for consolidation	Consolidated

External revenues	6,125	381	-	6,506
Inter-segment revenues	7	19	(26)	-
EBITDA*	2,084	83	-	2,167
Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(652)	(40)	(46)	(738)
Taxes on income	(313)	(2)	11	(304)
Financing income				116
Financing expenses				(409)
Other expenses				(1)
Share based payments				(6)
Profit for the year	821	39	(35)	825

* EBITDA as reviewed by the CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses), depreciation and amortization and share based payments, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

** Netvision segment represents results of operations for the four month period commencing September 1, 2011.

15

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Debentures

In March 2012, the Company issued Series F debentures to the public in Israel in the aggregate principal amount of NIS 715 million in exchange for net consideration of NIS 709 million. The debentures are payable in four annual installments: one payment of 10% of the principal on January 5, 2017, and three equal annual installments of 30% of the principal, on January 5 of each of the years 2018 through and including 2020. The debentures bear annual interest of 4.35%. The interest is to be paid in 16 semi-annual installments on January 5 and on July 5, of each calendar year commencing July 5, 2012 through and including January 5, 2020. The debentures (principal amount and interest) are linked to the CPI which was published on March 15, 2012, for February 2012.

In March 2012, the Company issued Series G debentures to the public in Israel in the aggregate principal amount of NIS 285 million in exchange for net consideration of NIS 283 million. The debentures are payable in three annual installments: one payment of 20% of the principal on January 5, 2017, second payment of 50% of the principal on January 5, 2018 and third and last payment of 30% of the principal on January 5, 2019. The debentures bear annual interest of 6.74%. The interest is to be paid in 14 semi-annual installments on January 5 and on July 5 of each calendar year commencing July 5, 2012 through and including January 5, 2019. The debentures (principal amount and interest) are without any linkage.

The debentures were offered and sold pursuant to a supplemental shelf offering report which was filed by the Company in March 2012 with the Israeli Securities Authority and the Tel Aviv Stock Exchange and were listed for trading on the Tel Aviv Stock Exchange. The offering was made pursuant to the Company's amended shelf prospectus.

In connection with the issuance of the above mentioned debentures, the Company has undertaken to comply with certain financial and other covenants. Inter alia:

•	a Net Leverage* exceeding 5, or exceeding 4.5 during four consecutive quarters, shall constitute an event of default;

•
not to distribute more than 95% of the profits available for distribution according to the Israeli Companies law (“Profits”); provided that if the Net Leverage* exceeds 3.5, the Company will not distribute more than 85% of its Profits and if the Net Leverage* exceeds 4, the Company will not distribute more than 70% of its Profits. Failure to comply with this covenant shall constitute an event of default;

•	cross default, excluding following an immediate repayment initiated in relation to a liability of NIS 150 million or less, shall constitute an event of default;

•	Negative pledge, subject to certain exceptions. Failure to comply with this covenant shall constitute an event of default;

•
an obligation to pay additional interest of 0.25% for two-notch downgrade in the debentures' rating in comparison to the rating given to the debentures prior to their issuance and an obligation to pay additional interest of 0.25% for any additional one-notch downgrade up to a maximum addition of 1%;

•	Failure to have the debentures rated over a period of 60 days, shall constitute an event of default.

16

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Debentures (cont'd)

As at the reporting date the Company is in compliance with the required covenants.

*	Net Leverage - the ratio of Net Debt to EBITDA, excluding one-time influences.

Net Debt - credit and loans from banks and others and debentures, net of cash and cash equivalents and current investments in tradable securities.

EBITDA - in relation to the twelve month period preceding the Group's most updated consolidated financial statements - profit before depreciation and amortization, other expenses/ income, net, financing expenses/ income, net and taxes on income.

Note 6 - Shareholders' Equity

On January 19, 2012, the Company paid to the shareholders of the Company a cash dividend in the amount of NIS 1.90 per share, totaling approximately NIS 189 million.

On May 17, 2012, the Company paid to the shareholders of the Company a cash dividend in the amount of NIS 0.72 per share, totaling approximately NIS 72 million.

On July 26, 2012, after the end of the reporting period, the Company paid to the shareholders of the Company a cash dividend in the amount of NIS 1.31 per share, totaling approximately NIS 130 million.

Note 7 - Commitments

In March 2012, the Company entered an agreement with Apple Sales International, for the purchase and distribution of iPad products in Israel. Under the terms of the agreement, the Company has committed to purchase a minimum quantity of iPad products over a period of three years, which is expected to represent a significant portion of the Company's expected tablets purchase amount over that period. The total amount of the purchases will depend on the iPad products purchase price at the time of purchase.

Note 8 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements in respect of all lawsuits against the Group amounts to NIS 66 million.

17

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 8 - Contingent Liabilities (cont'd)

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the Group's annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, ten purported class actions for a total sum of approximately NIS 3,357 million (three of which for the total sum of approximately NIS 2,798 million were included in note 31(1) to the annual financial statements) were filed against the Group, and another lawsuit which was included in note 31(1) to the annual financial statements for the sum of approximately NIS 361 million, was filed against the Group and other defendants together without specifying the amount claimed from the Group. At this early stage it is not possible to assess the chances of success of the six purported class actions for a total sum of approximately NIS 388 million, filed during the second quarter 2012.

During the reported period, fourteen purported class actions for a total sum of approximately NIS 628 million, were dismissed, of which two, for the total sum of approximately NIS 116 million were included in note 31(1) to the annual financial statements. Two additional purported class actions, for which no sum claimed was specified, were also dismissed.

During the reported period, the Group entered a settlement agreement in relation to: (1) a lawsuit approved as a class action in November 2010 (and appealed to the Israeli supreme Court) against 013 Netvision Ltd., or Netvision, a wholly owned subsidiary of the Company and two other long distance operators, for a total amount claimed of approximately NIS 2.2 billion, of which approximately NIS 818 million was attributed to Netvision and (2) a purported class action filed against the same defendants in February 2012, for an estimated amount claimed of NIS 2.7 billion of each of the defendants. The plaintiffs in both the class action and the purported class action alleged that the defendants misled the purchasers of certain long distance prepaid calling cards as to the amount of minutes included in those cards.

Under the settlement agreement, Netvision and another defendant will provide certain long distance prepaid calling cards, free of charge, in an amount not material to the Group and provide certain information in relation to the usage of the cards. The third defendant is not a party to the settlement agreement. The settlement agreement was filed with the Israeli Supreme Court and is subject to its approval.

In respect of a purported class action, for a total amount of approximately NIS 28 million, a settlement agreement in an immaterial amount to the Group was filed with the court, but procedures have not been completed yet.

After the end of the reporting period, one claim for a total sum of approximately NIS 48 million was dismissed and in respect of an additional purported class action, for a total of approximately NIS 61 million, a request for withdrawal was filed with the court by the plaintiffs, but the procedures have not been completed yet.

18

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 8 - Contingent Liabilities (cont'd)

After the end of the reporting period, two purported class actions were filed against the Group. The claim amounts have not been specified. At this early stage it is not possible to assess the chances of success of the purported class actions.

Employees, subcontractors, suppliers, authorities and other claims

During the reporting period, a lawsuit for a total sum claimed of approximately NIS 28 million, was dismissed with prejudice, following, a settlement agreement in an immaterial amount to the Group. The Group recorded a proper provision in respect of the settlement agreement.

Environmental claims

During the reporting period, a purported class action lawsuit filed against the Group and two other cellular operators in December 2007 by plaintiffs alleging that the defendants have created environmental hazards by unlawfully building cell sites and therefore demanded that the defendants will compensate the public for certain damages, dismantle existing unlawfully built cell sites and refrain from unlawfully building new cell sites, was dismissed without prejudice, at the request of the parties.  Had the lawsuit been certified as a class action, the compensation claimed from the defendants was estimated by the plaintiffs to be NIS 1 billion, without specifying the amount claimed from the Group. Under the parties' agreement, which was approved by the court, the defendants will make a donation to certain non-profit organizations in an amount which is not material to the Group.

Note 9 - Regulation and legislation

A.
In March 2012, the previously reported bill, proposing to completely annul Early Termination Fees in relation to new cellular customers with less than a certain number of phone lines, was enacted by the Israeli parliament and will apply retroactively to customers joining the cellular operators as of November 2011. In addition, this law prohibits cellular operators to make any linkage between a cellular services transaction and a handset purchase transaction, including by way of offering airtime rebates or refunds for handsets, as of January 1, 2013.

B.
In May 2012, the Israeli Minister of Communications published a policy document in relation to the wholesale market in the wireline communications market in Israel. The document adopts the main recommendations of the public committee appointed by the Ministry of Communications to examine Bezeq's tariffs structure and tariffs for wireline wholesale services.

The policy includes mainly the following:

(1)
The wholesale market's tariffs and terms of agreement shall be agreed through negotiations between the owners of the wireline infrastructure (Bezeq and Hot) and the other operators. An infrastructure owner that reaches an agreement with such other operator, shall be obligated to offer the same terms, without discrimination, to all operators, including its affiliates. The Ministry of Communications shall intervene in the negotiations or in the terms of the agreement between the parties in case an agreement has not been reached within six months from the date of the policy document or in case the agreement between the parties includes terms that may harm the competition or the public. In addition, the Minister may intervene in a retail tariff that was set by the owner of wireline infrastructure or its affiliate that harms the competition, through changing of the wholesale tariff.

19

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 9 - Regulation and legislation (cont'd)

(2)
The structural separation between an owner of wireline infrastructure and its international landline operator and internet service provider affiliates shall be annulled within nine months from the date of execution of an agreement between such owner of wireline infrastructure and other operator and shall be replaced by an accounting separation. The Minister shall consider providing leniencies in relation to or annulment of the structural separation between an owner of wireline infrastructure and its cellular operator affiliate according to the pace of development of a wholesale market and the state of competition in the market. In case an effective wholesale market does not develop within twenty four months from the date of the policy document, the Ministry of Communications shall operate to impose a structural separation in the owners of the wireline infrastructure between the infrastructure and the services provided through this infrastructure.

(3)
The Minister of Communications shall consider to annul the structural separation in relation to television broadcasting services if there is a reasonable possibility to provide a basic package of television services through the internet. The Minister of Communications shall consider imposing a requirement to provide television broadcasting services for the same price within a package of telecommunications services and separately.

In relation to the supervision of Bezeq's tariffs the policy is similar to the previously reported final recommendations of the committee. See note 32(7) to the annual financial statements.

C.
Following previous reports as to the expected changes in royalties paid by the Company to the Ministry of Communications, following a petition filed by the Company and two other cellular operators, the Communication Regulations (Bezeq and Transmissions) (Royalties) 2001, were amended on August 1, 2012 as follows:

•
For cellular services - from January 1, 2012 to May 23, 2012 - 2.5%; from May 24, 2012 to July 31, 2012 - 1%; from August 1, 2012 to December 31, 2012 - 0.292% provided the 2012 annual rate shall be 1.3% and  as of January 1, 2013 - 0%.

•	For landline and long distance services (for which the Company pays 1% for 2012) - as of January 1, 2013 - 0%.

Note 10 - An event after the reporting period

In August 2012, after the end of the reporting period, the Company's board of directors resolved to enlarge the pool of options or restricted stock units, or RSUs, of the Company's 2006 Share Incentive Plan, or the Plan, by 1 million options or RSUs and to grant 2,688,726 options to certain non director officers and senior employees, out of which 350,000 options to the Company's CEO, at an exercise price of US$ 5.91 per share. The board of directors further decided to annul the previous grant of 1,550,000 options to certain non officers and senior employees, including the Company's CEO, which the board had approved in May 2012, but was not carried out. The options granted will be vested in 2 equal installments on each of the first and second anniversary of the date of the board’s decision. The options of the first installment may be exercised within 24 months from their vesting and the second installment may be exercised with 18 month from their vesting.

20

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 14, 2012	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel